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Exhibit (a)(1)(D)

        Offer to Purchase for Cash
by

TROPICANA ENTERTAINMENT INC.

and

ICAHN ENTERPRISES HOLDINGS L.P.

of
Up to 5,580,000 Shares of Common Stock
of

Tropicana Entertainment Inc.

at a Purchase Price Not Greater Than $45.00 nor Less Than $38.00 Per Share

        THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 2, 2017, UNLESS THE OFFER IS EXTENDED
(SUCH DATE AND TIME, AS THEY MAY BE EXTENDED, THE "EXPIRATION TIME")

June 23, 2017

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

        Whereas Icahn Enterprises Holdings L.P., a Delaware limited partnership ("Icahn Enterprises") and Tropicana Entertainment Inc., a Delaware corporation (the "Company" and together with Icahn Enterprises, the "Purchasers"), are offering to purchase up to 5,580,000 shares of common stock, par value $0.01 per share of the Company (the "common stock") in the aggregate, at a price not greater than $45.00 nor less than $38.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 23, 2017 (the "Offer to Purchase") and the related Letter of Transmittal (which together, with any supplements or amendments thereto, collectively constitute the "Offer"). The Offer is being made severally, and not jointly, by the Company and Icahn Enterprises and upon the terms and subject to the conditions of the Offer, first, the Company will severally, and not jointly, purchase 800,000 of the shares properly tendered and not properly withdrawn (the "Tropicana Share Amount"), and second, Icahn Enterprises will severally, and not jointly, purchase any remaining shares properly tendered and not properly withdrawn, up to a maximum of 4,780,000 shares. If fewer than 2,005,000 shares are properly tendered, the Purchasers will not purchase any of the shares. Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee. Unless the context otherwise requires, all references to the shares shall refer to the common stock of the Company.

        Enclosed with this letter are copies of the following documents:

  1.
  Offer to Purchase dated June 23, 2017;

  2.
  Letter of Transmittal, for your use in accepting the Offer and tendering shares of and for the information of your clients;

  3.
  Form of letter that you may send to your clients for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client's instructions with regard to the Offer; and

  4.
  Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer in the event you are unable to deliver the share certificates, together with all other required documents, to the Depositary and Paying Agent before the Expiration Time, or if the procedure for book-entry transfer cannot be completed before the Expiration Time.

        Certain conditions to the Offer are described in Section 7 of the Offer to Purchase.

        We urge you to contact your clients promptly. Please note that the Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on August 2, 2017, unless the offer is extended.

        Under no circumstances will we pay interest on the purchase price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

        The Purchasers will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or any other person (other than the Information Agent and the Depositary and Paying Agent, as described in the Offer to Purchase) in connection with the solicitation of tenders of shares pursuant to the Offer. However, the Purchasers will, on request, reimburse you for reasonable and necessary costs and expenses, such as customary mailing and handling expenses, incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Purchasers will pay or cause to be paid all stock transfer taxes, if any, to its purchase of shares pursuant to the Offer, except as otherwise provided in Instruction 7 in the Letter of Transmittal.

        Questions and requests for additional copies of the enclosed material may be directed to us at our address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,
D.F. King & Co., Inc.

        Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of Icahn Enterprises, the Company, the Depositary and Paying Agent, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

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  Exhibit (a)(1)(D)